KraneShares Trust

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

April 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: John Grzeskiewicz

Re:	KraneShares Trust (the “Trust”): Request for Acceleration of the Effective Date of Pre-Effective
Amendment No. 2 to the Trust’s Registration Statement on Form N-1A as Filed January 18, 2013
(File Nos. 333-180870 and 811-22698):

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Monday, April 8, 2013, or as soon as practicable thereafter.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

KraneShares Trust	SEI Investments Distribution Co.
/s/ Jonathan Krane By: Jonathan Krane Title: President	/s/ John Munch By: John Munch Title: Secretary